Filed by: Harris Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No.: 001-35228

Harris – Exelis Acquisition
Fact Sheet

NYSE Ticker: **HRS**

Harris is an international communications and information technology company serving government and commercial markets in more than 125 countries. Headquartered in Melbourne, Florida, the company has approximately $5 billion of annual revenue and about 13,000 employees. Harris is dedicated to developing best-in-class assured communications® products, systems and services.

BUSINESSES

> Defense
> National Intelligence
> Energy
> Civilian Government
> Transportation
> Utilities
> Public Safety and Professional Communications
> Maritime
> Healthcare

OVERVIEW

> Headquartered in Melbourne, Florida
> ~13,000 employees, including 6,000 engineers and scientists
> FY2014 revenue of $5.0 billion
> More than 125 countries served

INTERNATIONAL REVENUE



FY2015 Projected Domestic
FY2015 Projected International
32%
68%

Harris Corporation
1025 West NASA Boulevard
Melbourne, FL 32919
webmaster@harris.com harris.com

NYSE Ticker: **XLS**

Exelis is a diversified, top-tier global aerospace, defense and information solutions company with strong positions in enduring and emerging global markets. Exelis is a leader in networked communications, sensing and surveillance, electronic warfare, navigation, air traffic solutions, and information systems with growing positions in critical networks, and composite aerostructures.

BUSINESSES

> Aerostructures
> Electronic Systems
> Geospatial Systems
> Information Systems
> Night Vision and Communications Solutions

OVERVIEW

> Headquartered in McLean, Virginia
> ~10,000 employees, including 3,000 engineers and scientists
> FY2014 revenue of $3.3 billion
> Nearly 60 countries served

INTERNATIONAL REVENUE



FY2014 Domestic
FY2014 International
20%
80%

Exelis Inc.
1650 Tysons Boulevard, Suite 1700
McLean, VA 22102
Exelisinc.com